Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED JUNE 9, 2022

TO THE OFFERING CIRCULAR DATED MAY 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 16, 2022, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date and supplemented on June 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Describe our new board compensation policy

Board Compensation Policy

On June 3, 2022, our board of directors adopted policy for the compensation of non-employee members of the Board and non-employee members of authorized and charted board committees (the “Board Compensation Policy”). The full text of the Board Compensation Policy is attached hereto and is incorporated herein by reference. The following is a summary of the Board Compensation Policy, qualified in its entirety by the contents of the Board Compensation Policy itself.

Guiding Principles: The Company seeks to retain the skills, knowledge, and network of an engaged and diverse board of directors. We believe that by awarding non-employee board members compensation we can attract and retain more talent to our board, which will further our mission and public benefit goals.

Board engagement and demand on board member time has substantially increased in over recent years, to the benefit of the Company. As our Company grows and we transition to a broader base of leadership, the role and duties of our board members become larger and more complex. We continue to add and refine committee structures, adding further responsibilities to the plate of each director. Looking forward, we will necessarily need to seek out highly qualified candidates willing to devote meaningful time to their board responsibilities. In addition, we believe our responsibility to our public benefit purpose and broader stakeholders compels us to consider compensation for non-employee directors. For example, we seek to be a farmer-first company, and having knowledgeable farmers and thought-leaders in the organic farming ecosystem on our board are important to sustaining that alignment. But given the economic realities of farming, active farmers may not have the capacity to provide substantial time to board service without pay. Similarly, as an organization seeking to be conscious of and responsive to racial and systemic inequities, we hope to build a portfolio and team of employees that is welcoming to a wide range of people, including those from historically underserved or excluded communities. Creating that welcoming space starts at the top—but the same historic inequities make it harder for director candidates from these communities to commit meaningful time and energy to board labor without pay.

Process of Adoption: The board’s Compensation Committee (comprised of Dr. Stephen Rivard, DD Burlin, and Joseph Mantoan) commissioned a market compensation analysis of director compensation at public and private companies from a third-party service provider, The QTI Group. Based on that report, the Compensation Committee developed and recommended a compensation policy that included both equity and cash compensation (as detailed below) in amounts that fell on the low-end, or below, the median range of board and committee member compensation as reported to us by QTI. Additional compensation recommended for the Company’s Chair and Vice Chair fells within the range suggested by the QTI Group study. After further consideration and clarification over the course of multiple meetings, the board of directors adopted this Board Compensation Policy on June 3, 2022.

The Board may amend the Board Compensation Policy, and expects to review the Board Compensation Policy every other year.

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Eligibility: Only non-employee directors or members of authorized and chartered board committees that are not employees are eligible for compensation. Currently, the Board has 8 total directors, of whom 5 (Dr. Rivard, Dr. Anna Jones-Crabtree, Mr. Mantoan, Malaika Maphalala, and Ms. Burlin) are considered non-employee directors. The Company has only one authorized and chartered committee (the Investment Committee), and Dr. Rivard is the sole non-employee member of that committee. The Company’s Compensation Committee has not yet adopted a charter, and as a result members of that committee are not yet eligible for additional compensation.

Cash Compensation: Each eligible individual will receive the following annual retainer amounts, effective January 1, 2022, subject to the terms of the Board Compensation Policy:

i.	Annual Retainer for non-employee directors: $25,000
ii.	Chairperson of the Board: $5,000;
iii.	Vice-Chairperson of the Board: $3,000;
iv.	Service on an approved and chartered committee of the Board: $3,000; and
v.	Chairperson of an approved and charted committee of the Board: $1,000.

The Company will continue to reimburse directors for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in Board meetings and shareholder meetings

Equity Compensation: Each non-employee director will receive an annual equity award of common stock of the Company in an amount equal to $5,000 in value, based on the most recently publicly announced share value of the Company’s common stock. Shares will be granted each year on the date of the Company’s annual meeting of the stockholders, beginning at the 2022 annual meeting, and shall vest at the next year’s annual meeting of the stockholders. Where a Non-Employee Director’s service terminates prior to vesting for any reason, all unvested shares shall be immediately cancelled.

Ability to Decline or Donate Compensation: Any individual entitled to compensation under the Board Compensation Policy may decline all or any portion of such compensation or direct the Company to remit some or all of their cash compensation directly to a non-profit organization of that individual’s choosing.

Additional terms and conditions are detailed in the Board Compensation Policy, attached hereto as an exhibit.

Supplement to Exhibits in Offering Circular

The following shall be added as a new exhibit to the Offering Circular:

6.5**	Non-Employee Director Compensation Policy

 ** Filed herewith

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